Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: 7 October, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS AN ENGLISH TRANSLATION OF AN INTERVIEW GIVEN BY
JEAN CYRIL SPINETTA, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF AIR FRANCE, AND
LEO VAN WIJK, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF KLM, TO THE FRENCH BUSINESS DAILY
LES ECHOS, AS PUBLISHED ON OCTOBER 7, 2003.

Were you surprised by the reservations expressed in the investment community following the announcement of your intention to combine your two airlines?

Jean-Cyril Spinetta:  It will take some time for this complex agreement to be fully understood and assessed. Its complexity is actually no more than a reflection of the complexity surrounding the traffic rights, whose future is not yet fully clarified even though it would seem that we are moving toward complete liberalization with non-European countries. In addition, we cannot ignore the question of national identities and cultures.

The American investors whom Leo Van Wijk and I recently met understood this perfectly well. There were questions in two areas: the decision that the European and American competition authorities will make regarding our agreement, and the possibility that non-European countries might call KLM’s traffic rights into question. I believe that Brussels views the agreement favourably. The European Commission has always taken a positive stand with respect to consolidation in the European air transport sector—not only Loyola de Palacio, responsible for transportation and energy, but also the competition commissioner Mario Monti—and consolidation is precisely the objective of our proposal.

As for traffic rights, the agreement makes a distinction, for a three-year period, between the economic rights and the voting rights that the future Air France-KLM company will hold in KLM, precisely with a view to protecting those rights and ensuring that they cannot be challenged.

Moreover, while these rights constitute an as-yet unresolved legal problem, it has become politically difficult for states to challenge them, as certain recent cases have shown: the takeover of Sabena by Swissair, that of Aerolineas Argentinas by Iberia, and even Corsair, in France, now under German control.

This agreement appears to be poorly received in the Netherlands for reasons of national pride. How are you going to sell it to your compatriots?

Leo Van Wijk:  In this kind of situation, there is, of course, a lot of emotion involved. But when I presented the agreement to the 250 top managers at KLM, it drew enthusiastic applause. Their response was to say: yes, we’ll lose our independence, but we are taking part in something new, and our interests are being respected. They understood that this marks not the end of KLM but rather a new chapter in its history, which we are now going to write together with Air France. It’s exactly like a person who gets married after living alone for a number of years.

The Dutch government also has fully accepted the agreement: it participated in the discussions and obtained major assurances for our country. The government has defended this support before the parliament because the agreement is the best solution for KLM, and the best way to protect Dutch interests.

Of course there will always be criticism, but it bears essentially on the idea that we are losing a national symbol. On a more rational level, the Dutch understand that it is impossible for KLM to continue on its own. When they have taken the time to learn the terms of the agreement and the assurances it includes, they will gradually come to accept it.

The complexity of the transaction is somewhat bewildering…

L.V.W.  The investors appreciated our opting for a merger of shareholdings rather than an alliance. At the same time, it’s difficult for them to fully evaluate the agreement, and they must be a little confused by the fact that we haven’t completely integrated our structures and our operations, and that we haven’t put a higher figure on the potential synergies. They understand that for political reasons, we had to go through this first phase, but it is sufficient reason for them to show some reluctance at this stage in our grouping.

From a financial point of view, they would have liked more integration but at the same time, they can see that many mergers have failed, precisely because the integration didn’t work.

Wouldn’t it have been better to privatize Air France before combining it with KLM ?

J-C.S.  It’s not for me to say in what order things should have been done. I have always taken the same position: as long as consolidation was not a reality in Europe, the fact that Air France wasn’t a private company was not an obstacle. We certainly didn’t suffer at all between 1997 and 2003, by not being privatized: we went about our business, forged alliances, built SkyTeam and posted profits. On the other hand, the day that consolidation became possible in Europe, the state-owned status had to change in order for Air France to play an active part.

For the State, it would have been more profitable…

J-C.S.  If this transaction is value creating, as I am convinced it will be, the markets will realize it. I don’t believe, therefore, that the State is going to suffer in terms of its assets. I have been in constant contact with various ministers concerning this operation, especially with Francis Mer, the Minister of Finance, who knows Air France well, having served on its Board of Directors for five years. It think he fully endorses the operation.

A number of analysts seem, though, to feel that the price paid for KLM is too high.

J-C.S.  First, we have identified potential synergies estimated at 450 million euros per year after five years; this is a conservative estimate. In fact, we believe that the real potential in the long term, and even sooner, is probably much higher. Under those conditions, I don’t know whether paying some 800 million euros to carry out a merger of this type with such potential is really paying too much.

Secondly, at the beginning of the year KLM launched a restructuring plan which targets improvements in results by some 600 million euros, which means that its potential for recovery is very, very good.

Thirdly, the price we are going to pay upon completion of the offer is less than the net value of KLM’s assets. And finally, this is a strategic alliance: the combined potential of two powerful hubs such as Paris and Amsterdam will be a significant bonus for our two airlines. And the SkyTeam alliance will be strengthened by it.

But how are you going to achieve these synergies without job cuts and maintain the KLM hub at Amsterdam Schiphol ?

J-C.S.  It is precisely Schiphol that makes this operation attractive and there is no question of closing it down—on the contrary! All the European carriers are struggling to break free from airport capacity constraints. We have the good luck to have an airport in Amsterdam serving over 40 million passengers, the fourth largest hub in Europe, with a recently completed fifth runway and plans for a new terminal. We are estimating that air transport is going to return to its natural growth curve of 4 to 5% annually. Schiphol and Charles de Gaulle are therefore going to handle even more traffic.

L.V.W: In terms of intercontinental traffic, the market share of the four big European hubs in Amsterdam, Frankfurt, London and Paris is growing every year, to the detriment of airports like Brussels which are regularly losing ground. The four taken together have now captured 54% of intercontinental traffic, and this should probably rise to 70% in ten years.

Can you list the synergies?

J-C.S.  The first is coordinated sales. We will be able to integrate our operations better in all domains, make common offers to large corporations. There are also gains to be made in our relations with travel agencies, distribution channels and so on.

Next, there is the network. We are going to be very modest, because we know the psychological impact of steps that might be misunderstood, such as giving the impression of dismantling Amsterdam to the benefit of Paris, or the opposite. For this reason, we plan on very simple changes, rationalizing European services on routes out of Scotland and particularly in the United Kingdom, and coordinating the schedules of long-haul flights from both hubs, to broaden the range of choices open to our customers. For someone living in Marseille, Oporto or Lisbon, wanting to go to Japan and needing to connect in a hub, changing planes in Amsterdam or in Paris is exactly the same thing. In all, close to 200 million euros in potential savings are feasible in our network.

As concerns cargo, Air France and KLM are already two major operators in the international market. In the face of specialized competitors and the Asian carriers—extremely dynamic in this domain—the fact of being larger in size, with a single range of products, a coordinated sales offer and truly global coverage unparalleled in the world will represent a very strong argument. Pooling our resources should enable us to save at least 35 million euros.

And lastly, with respect to maintenance, Air France and KLM, both major third party operators, are extremely complementary. Working together on procurement policy, stock management and coordinated workloads can generate 65 to 70 million euros in synergies.

Globally speaking, none of this is very difficult to achieve. This doesn’t mean that if we find ourselves in a very bad economic climate, we won’t have to implement some classic cost-cutting measures. But this partnership is above all positioned in relation to a sea change now in progress, which is the construction of the great single European market, and to strong structural growth in our sector in the long term.

The agreement will be formally signed on October 15th, whereas the operation will only be launched on the stock market next March. What safeguards have you put in place?

L.V.W.  The main question relates to approval by the competition authorities and of course, we cannot guarantee that. We would not have embarked on an operation of this kind, however, without preparing for it. We have had informal discussions with the European Commission and with the American administration. American authorities have publicly stated that the United States would not interfere if European carriers combined, providing they were based in countries with open sky agreements, which is the case for us.

In the past, KLM has embarked on similar partnership agreements which have consistently failed…

L.V.W.  Three years ago, it was British Airways, and not KLM, which didn’t have the courage to pursue our discussions. There were two reasons for that: on the one hand, they didn’t have the means to buy us out because their financial situation wasn’t sound enough and, on the other, they were scared off by the prospect of a merger. The single European sky was not as close to being a reality as it is today and they were afraid of not obtaining the approval of the authorities.

As regards Alitalia, we did indeed put an end to our agreement in 2000. But that decision was not due to difficulties with the airline, but rather with the Italian government which made it impossible to use Milan-Malpensa as a real hub, refusing at the last minute to close Milan-Linate.

J-C.S. Today, there are only three things that could make us throw in the towel. The first would, of course, be for KLM shareholders not to subscribe the offering. The second and third would be for the European and American authorities not to give us the green light, or for them to impose such excessive constraints that the economic rationale of the transaction would be put into question. But, as I’m sure you have understood, we don’t believe in any of these assumptions. The merger will take place and will be a success.

Alitalia plans to be ready in time to join your partnership in the spring…

L.V.W.  We accept and fully support the idea that Alitalia will join us, but only when they are ready. And the question is: when will they be ready? Part of the answer depends on their privatizaton, but they also need to get their finances back in order.

The saying that “Big is beautiful” has often shown its limitations in the air transport industry. What makes you think your regrouping will be a success?

L.V.W.  Getting bigger is not necessarily a solution. If you take the example of the takeover of TWA by American Airlines, the analysis is quite simple: American simply wanted to be on top, and make sure that United, which was trying to take control of US Airways, would not wind up number 1. So they took over TWA, which was already bankrupt, with an inefficient hub and an ageing fleet. Our situation is entirely different.

The integration of UTA and Air Inter at the beginning of the Nineties wasn’t a bed of roses, either…

J-C.S.  No, but it was a success.

It resulted in a recovery plan that cost the taxpayers 20 billion francs.

J-C.S:  The restructuring came rather late. France was the only country in Europe with three national carriers: one specialized in domestic traffic, one with a network in Africa and the Pacific, and one specialized in long-haul operations in the rest of the world. This organization, which no doubt made good sense at one time, had become totally inappropriate to network operations. It was necessary to regroup. What was terrible was that the operation was undertaken in an extremely difficult economic context—remember the first Gulf war—and the restructuring was blamed for what was actually due to the economic climate. And lastly, when an industry moves from a protected, regulated framework to an open framework with new European rules, there is a difficult period of adaptation, and no doubt Air France adapted a little more slowly than others.

If Air France is posting satisfactory financial results today, we can say that it is largely due to the 1990 restructuring under the leadership of Bernard Attali, who was Chairman at the time. A company is a continuous process, a long-term collective adventure. Air France, which celebrated its 70th anniversary yesterday, was born in 1933 of the merger of five companies. Then, in the 1990s, came the regrouping with UTA and Air Inter. Today, we are embarking on yet another phase and building a European entity with KLM.

Will things always go smoothly with KLM? Probably not! Of course there will be difficulties! What adventure with even a small amount of ambition is ever free of difficulty? But it seems to me that the strategic risk is infinitely lower if we try to face up to the difficulties together, to solve them and overcome them, rather than just sitting quietly and waiting to disappear. What would they have said if the operation announced with KLM had been carried out by Lufthansa or British Airways? Everyone would have moaned about the probable decline of France and accused us of lacking in ambition on a European scale. The moment that the political authorities and the people of Europe decide to constitute a single market encompassing 400 million consumers, it becomes the responsibility of economic leaders to build operators on the same scale as the market. We have to move beyond our national boundaries.

Between Northwest and Continental Airlines, which of KLM’s American partners would you like to see join SkyTeam, which already includes Delta ?

L.V.W.  We have a very close working relationship with Northwest and we have told the American authorities very clearly that we would not revisit this. Any more than Air France would give up its ties with Delta. If we were forced to sacrifice a partner, the question would arise as to the future of that partner. Could it survive if it were not authorized to form a partnership with us? There is no room in Star Alliance, which already includes United Airlines and US Airways, or in Oneworld, with American. We do not have any cast-iron guarantee that strengthened cooperation with Continental would be acceptable to the American authorities.

There might be some restrictions. We would have to look at them but I don’t expect a flat refusal because there is no alternative. Look at the state of air transport in the United States. Who would ever have thought that the United States would one day give massive subsidies to their airlines? The American administration cannot allow a carrier to disappear. It also knows that it cannot leave an airline outside an international alliance. There is therefore a balance to be found. For us, the fact that Washington approved domestic cooperation between Northwest, Continental and Delta gave a very clear signal. In fact, this is what encouraged us to move forward in our discussions with Air France, in May.

The Americans want to do away with air transport subsidies and find another solution. They, who have never stopped complaining in the WTO about subsidies from European states, are in an untenable position. Of the six American majors, only Delta, Northwest and Continental are still managing today, while US Airways has just emerged from Chapter 11 protection, United is still covered by it and American is having trouble too. It’s like in chess: you have to look beyond the first move and take a long-range approach.

Will the customer see the impact of the synergies on the price of his ticket?

J-C.S.  Yes, I’m convinced they will. The synergies must be evenly distributed between the clientele and the shareholders. The customer will see improvements, not just in fares, but also in the range of services.